Exhibit 99.5

ADVANCING TOGETHER WEBSITE

Header: Bayer to Acquire Monsanto

1.              HOME — Advancing, Together

•                  CEO VIDEO

•                  About the Combination

•                  Featured Downloads

•                  Latest Press Releases

2.              ABOUT THE COMBINATION

•                  Compelling Strategic Rationale

•                  Creating Value for All

•                  Next Steps

•                  About Monsanto

•                  FAQs

3.              ADVANCING FARMING’S FUTURE

•                  The Opportunity

•                  Accelerating Digital Farming

•                  Shaping the Future of Farming

4.              ABOUT BAYER

•                  Who is Bayer

•                  Our Products & Where We Operate

•                  Governance & People

•                  Our History of Innovation

•                  Our Values

5.              IR & Media

•                  Investors

•                  Press

•                  Press Releases

•                  Downloads

Confidential

HOME — Advancing, Together

Image Text: Creating a Global Leader in Agriculture

14th September 2016: Bayer Chief Executive Officer, Werner Baumann, and Monsanto Chairman and Chief Executive Officer, Hugh Grant, Discuss the Proposed Combination

Click here to view interview with Liam Condon, Member of the Board of Management of Bayer AG and President Crop Science

Overview of the Combination

Bayer and Monsanto have announced that they signed a definitive agreement under which Bayer will acquire Monsanto for USD 128 per share in an all-cash transaction. Based on Monsanto’s closing share price on May 9, 2016, the day before Bayer’s first written proposal to Monsanto, the offer represents a premium of 44 percent to that price.

“We are pleased to announce the combination of our two great organizations. This represents a major step forward for our Crop Science business and reinforces Bayer’s leadership position as a global innovation driven Life Science company with leadership positions in its core segments, delivering substantial value to shareholders, our customers, employees and society at large,” said Werner Baumann, CEO of Bayer AG.

This realizes the companies’ shared vision of integrated agricultural offerings, delivering enhanced solutions for growers and creates a leading innovation engine for the next generation of farming. The combination brings together two different, but highly complementary businesses. The combined business will benefit from Monsanto’s leadership in Seeds & Traits and Climate Corporation platform along with Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops in all key geographies.

Together, the combined companies will have leading innovation capabilities and R&D technology platforms, with an annual pro-forma R&D budget of approximately EUR 2.5 billion. We expect this to result in significant and lasting benefits for farmers: from improved sourcing and increased convenience to higher yield, better environmental protection and sustainability. Over the mid to long-term, the combined business will be able to accelerate innovation and provide customers with enhanced solutions and an optimized product suite based on analytical agronomic insight and supported by Digital Farming applications.

“Today’s announcement is a testament to everything we’ve achieved and the value that we have created for our stakeholders at Monsanto. We believe that this combination with Bayer represents the most compelling value for our shareowners, with the most certainty through the all-cash consideration,” said Hugh Grant, Chairman and Chief Executive Officer of Monsanto.

Featured Downloads

Latest Press Releases

ABOUT THE COMBINATION

Image Text: Creating a Global Leader in Agriculture

Compelling Strategic Rationale

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050 in an environmentally sustainable way. This number represents about six times the population of Europe today.

At Bayer, we are committed to the principles of sustainable development. The transaction represents a major step forward for our Crop Science business and will reinforce Bayer as a global innovation-driven Life Science company with leadership positions in its core business segments.

Pro forma sales of the combined business amounted to EUR 23 billion in calendar year 2015. In combining Bayer and Monsanto, we are well positioned to benefit from a cyclical upswing in the Ag market and we expect to create substantial value for our shareholders. For Bayer shareholders, we expect the transaction to provide accretion to core EPS (earnings per share) in the first full year after closing and a double-digit percentage accretion in the third full year. We have confirmed sales and cost synergies assumptions in due diligence and expect annual EBITDA contributions from total synergies of approximately USD 1.5 billion after year three, plus additional synergies from integrated solutions in future years.

Farmers will benefit from a range of new, superior solutions aimed at helping to advance the next generation of farming and to address some of society’s most pressing challenges:

•                  Integrated product portfolio across crops and indications with a comprehensive offering of Seed and Crop Protection products;

•                  Creation of a leading platform in Digital Farming; and

•                  Leading innovation capabilities and R&D technology platforms, with an annual pro-forma R&D budget of approximately EUR 2.5 billion.

This is a highly valuable and accretive transaction which benefits not only our shareholders but also our customers, employees and all stakeholders involved. We are convinced that Monsanto will flourish as part of one of the most respected and trusted companies in the world.

This is what the name Bayer and all of our more than 100,000 employees around the world stand for — Science For A Better Life.

Image Text: Value for our Farmers, Shareholders, Employees and Society

Creating Value for All

The acquisition of Monsanto is a compelling opportunity to create a global leader in agriculture, while reinforcing Bayer as a global innovation-driven Life Science company with leadership positions in a long-term growth industry. We are convinced that the combined business will be suited ideally to cater to the requirements of farmers and the challenges of the industry because it has equal and meaningful strengths in both crop protection and seeds and traits. For our farmers and employees there will be significant benefits as we work together to advance the next generation of farming.

Innovative Solutions for Farmers

Our combination with Monsanto will create a truly global leader in agriculture with a broad portfolio, providing a superior product offering and tailor-made solutions to farmers across all crops in all geographies. We will benefit from Monsanto’s leadership in Seeds & Traits and Climate Corporation along with our broad Crop Protection product line across a comprehensive range of indications and crops to further develop our Digital Farming capabilities.

The opportunities and challenges driving the global agricultural community are complex and ever-changing. We believe the future growth of the agriculture industry will be driven by R&D aimed at finding more innovative solutions for farmers as they seek to optimize their harvests, while operating within a number of resource and climate related constraints.

By combining both companies’ commitment to quality and passion for innovation, we will create a highly-integrated product offering and a strong R&D pipeline for our customers worldwide, enhancing our ability to help farmers tackle the challenges they face — for example, through:

•                  the advancement of our Digital Farming capabilities, which will help farmers to improve optimization of inputs with corresponding improvement in yields; and

•                  a longer-term focus on entirely new solutions across Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms, which will be designed to help the next generation of farmers succeed.

Value Creation for Shareholders

A combination of Bayer and Monsanto represents an attractive value creation opportunity through the combined Ag business. Together, we will draw on the collective expertise of both companies to build a leading agricultural player with advanced innovation and R&D capabilities, to the benefit of farmers. We expect significant near-term synergy potential and in addition substantial longer-term synergies from integrated solutions. Initially, Bayer expects annual earnings contributions from total synergies of approximately USD 1.5 billion after year three, plus additional synergies from integrated solutions in future years. As a result, we expect stronger growth, better profitability and a more resilient business profile.

For Bayer shareholders, the transaction offers significant synergy potential and is expected to be accretive to core EPS (earnings per share) in the first full year after closing and a double-digit percentage accretion in the third full year.

Pro forma sales of the combined business amounted to EUR 23 billion in calendar year 2015. The combined company will be well positioned to participate in the agricultural industry with significant long-term growth potential.

Opportunities for Employees

This transaction is driven by innovation, growth and long-term investment in the next generation of farming. The combined company will create attractive and exciting opportunities for employees of both companies as they will be at the forefront of innovation in our sector, delivering an enhanced offering and more innovative solutions to farmers.

The combined agriculture business will have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, as well as many other locations throughout the U.S. and around the world. The Digital Farming activities for the combined business will be based in San Francisco, California.

Bayer has extensive experience in successfully integrating acquisitions from a business, geographic and cultural perspective, and remains committed to its strong culture of innovation, sustainability and social responsibility. Bayer’s approach to integrating the two businesses will include a focused implementation drawing on resources from both entities. The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces.

Image Text: Next Steps

Next Steps

Bayer intends to finance the transaction with a combination of debt and equity. The equity component of approximately USD 19 billion is expected to be raised through an issuance of mandatory convertible bonds and through a rights issue with subscription rights. Bridge financing for USD 57 billion is committed by BofA Merrill Lynch, Credit Suisse, Goldman Sachs, HSBC and JP Morgan.

Bayer has a proven track record of disciplined deleveraging after large acquisitions and believes that the strong cash flows of the combined business will contribute to improving its financial profile. Bayer targets an investment grade credit rating post-closing and is committed to the single “A” credit rating category over the long-term.

The acquisition is subject to customary closing conditions, including Monsanto shareholder approval of the merger agreement and receipt of required regulatory approvals. Closing is expected by the end of 2017. The companies will work diligently with regulators to ensure a successful closing.

In addition, Bayer has committed to a USD 2 billion reverse antitrust break fee, reaffirming its confidence that it will obtain the necessary regulatory approvals.

Image Text:  Discover Monsanto

About Monsanto Company

Monsanto is committed to bringing a broad range of solutions to help nourish our growing world. It produces seeds for fruits, vegetables and key crops — such as corn, soybeans, and cotton — that help farmers have better harvests while using water and other important resources more efficiently. Monsanto works to find sustainable solutions for soil health, help farmers use data to improve farming practices and conserve natural resources, and provide crop protection products to minimize damage from pests and disease. Through programs and partnerships, it collaborates with farmers, researchers, nonprofit organizations, universities and others to help tackle some of the world’s biggest challenges. To learn more about Monsanto, its commitments and its more than 20,000 dedicated employees, please visit: discover.monsanto.com and monsanto.com. Follow Monsanto business on Twitter® at twitter.com/MonsantoCo, on the company blog, Beyond the Rows® at monsantoblog.com or subscribe to the News Release RSS Feed.

Frequently Asked Questions

Combination Overview

Shareholder Value Creation

Innovative Solutions for Farmers

Opportunities for Employees

Commitment to the U.S.

Integration and Sustainability

Next Steps

Combination Overview

1.              Why is Bayer acquiring Monsanto?

•                  The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050.

•                  At Bayer, we are passionate about tackling large societal challenges through innovation, science and responsibility.

•                  We have always said that Crop Science is an integral part of our Life Science portfolio.

•                  It would be a compelling opportunity to develop leadership positions in all our Crop Science businesses and to reinforce Bayer as a Life Science company.

•                  For us, this transaction is the next logical step to drive our Life Science focus and an opportunity to create a global leader in the agricultural industry able to advance the next generation of farming.

2.              What are the terms and conditions of the merger agreement?

•                  Bayer and Monsanto announced that they signed a definitive merger agreement under which Bayer will acquire Monsanto for USD 128 per share in an all-cash transaction. Based on Monsanto’s closing share price on May 9, 2016, the day before Bayer’s first written proposal to Monsanto, the offer represents a premium of 44 percent to that price.

•                  In addition, Bayer has committed to a USD 2 billion reverse antitrust break fee, reaffirming its confidence that it will obtain the necessary regulatory approvals.

•                  Bayer has also committed to undertake a certain level of divestitures if required by regulatory authorities.

3.              What is a reverse antitrust break fee and why have you agreed to one?

•                  A reverse antitrust break fee is a fee payable by Bayer to Monsanto under certain circumstances if the proposed deal cannot close because antitrust approvals or clearances have not been obtained.

•                  Bayer’s agreement to a USD 2 billion reverse antitrust break fee reaffirms the company’s confidence that it will obtain the necessary regulatory approvals.

4.              Is this a divergence from Bayer’s overall strategy?

•                  The strategic rationale for this transaction is absolutely compelling and completely in line with the strategic direction Bayer communicated in September 2014.

•                  It is our stated strategy to develop leadership positions in all our Life Science businesses: the acquisition of Monsanto would be a compelling opportunity to establish a leadership position in the agricultural industry, which has attractive long-term growth prospects.

•                  At the same time, it reinforces Bayer as a global innovation-driven Life Science company with a deepened position in a long-term growth industry.

•                  As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health.

5.              Are you prepared to divest any businesses?

•                  As with any business combination of this scale, antitrust authorities might examine the transaction closely.

•                  We have committed to undertake a certain level of divestitures if required by regulatory authorities.

•                  It is important to note that any agreements with Monsanto in no way preempt the regulatory review and decision making process.

6.              How will you overcome potential cultural barriers?

•                  We have long respected Monsanto’s business and know the company well.

•                  We can build on an extensive track record of integrating a diverse range of international businesses.

•                  Since 2005, we have acquired and successfully integrated a number of multi-billion Euro businesses. This includes for example the Schering acquisition which was comparable to Monsanto in terms of number of employees, but more complex in terms of scope of geographical coverage and the number of subsidiaries involved.

•                  We have generated significant value for our shareholders through acquisitions and are confident we will deliver on this combination too.

7.              Will there be layoffs associated with this acquisition?

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  It is too early to comment on any specifics, but based on our preliminary analysis, and given the complementarity of the portfolios and geographic focus of both companies, we expect to maintain major sites in the U.S., as well as in Germany.

8.              How will the two businesses combined deliver incremental innovation compared to each business in its stand-alone case?

•                  The combined R&D portfolio of Bayer and Monsanto would have exceptional depth, reach and great commercial potential.

•                  Both companies have attractive, complementary pipelines over short-, medium- and long-term with potential for further incremental innovation to address key challenges in Ag space in a new way. Combined, these initiatives are expected to generate significant value for society at large as it actively addresses the challenge of feeding about 10 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive.

9.              How would the combination affect pricing, innovation and competition?

•                  The combination will allow more effective innovation delivering more choice, quality and food security.

•                  We are competing with other very strong companies that offer similar products and have strong R&D capabilities. We will only succeed with pricing and selling our products if our value proposition to our customers is better than that of our competitors and if we continue to innovate.

•                  We are also convinced that in a competitive business such as the agriculture industry the efficiency gains generated by innovation will increase returns for farmers.

10.       Will Bayer change the Monsanto brand?

•                  Bayer is acquiring Monsanto, and our intent is to integrate the Monsanto business with our Crop Science business. We intend to keep a family of strong brands that our customers have long associated with high quality.

•                  No final decisions have been made with regard to the Monsanto name or brand.

•                  We expect the transaction to close by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

Shareholder Value

11.       Could you give us a quantification of the earnings growth you are anticipating for the combined business?

•                  Beyond the attractive long term value creation potential of the combination, Bayer expects the transaction to provide its shareholders with accretion to core EPS (earnings per share) in the first full year after closing and a double-digit percentage accretion in the third full year.

12.       Could you please specify the synergies expected?

•                  Bayer has confirmed sales and cost synergies assumptions in due diligence and expects annual EBITDA contributions from total synergies of approximately USD 1.5 billion after year three, plus additional synergies from integrated solutions in future years.

•                  Cost synergies: significant synergies are expected in-line with industry benchmarks from optimizing product supply chains, marketing & sales, as well as overhead reduction.

•                  Sales synergies: top-line acceleration expected to result from more customized product combinations and improved solutions across geographies (primarily in the Americas) and indications.

13.       Have you secured sufficient financing?

•                  Bridge financing for USD 57 billion is committed by BofA Merrill Lynch, Credit Suisse, Goldman Sachs, HSBC and JPMorgan.

•                  Bayer intends to subsequently finance the transaction with a combination of debt and equity. The equity component of approximately USD 19 billion is expected to be raised through the issuance of mandatory convertible bonds and through a rights issue with subscription rights.

14.       What impact is this transaction expected to have on your credit ratings?

•                  Bayer targets an investment grade credit rating post closing and is committed to the single “A” credit rating category over the long-term.

•                  Bayer has a proven track record of disciplined deleveraging after large acquisitions.

•                  Bayer believes that the strong cash flows of the combined business will contribute to improving its financial profile.

Commitment to the U.S.

15.       Why is this transaction good for the U.S.?

•                  The U.S., with its strong farming community, will play a key role in dealing with one of the most pressing societal challenges of our time, the need to secure the supply of food for an ever growing world population. This transaction is about enabling U.S. farmers to do that vital job through innovative solutions.

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  This transaction enhances Bayer’s strong commitment to the U.S., building on our 150-year history with operations across 25 U.S. states, employing more than 12,000 people in the U.S.

•                  The combination is a great opportunity for employees, who will be at the forefront of innovation in our sector.

16.       Will Bayer maintain the existing commitments of Monsanto in the various communities?

•                  At Bayer, we take great pride in being a part of the fabric of the communities where we live and work. This takes shape through the presence of our people, our facilities and the support of our communities.

•                  In keeping with this practice, we look forward to being an important part of the St. Louis community and other communities in which Monsanto operates.

•                  Beyond our people and our presence, we understand the importance of leading by example. As a result, Bayer pledges to maintain strong community and philanthropic commitments in the communities where the combined company will operate, as well as look for new opportunities to help support innovation and growth.

•                  For us, it is important to also learn about the needs and the expectations of the communities where the combined company will operate and to define our commitments in cooperation with important stakeholders from this community.

17.       Where will the combined company’s headquarters be located?

•                  The combined agriculture business will have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, as well as many other locations throughout the U.S. and around the world. The Digital Farming activities for the combined business will be based in San Francisco, California.

Opportunities for Employees

18.       How will employees benefit from this transaction?

•                  This combination is a great opportunity for employees, who will be at the forefront of innovation in our sector.

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  Our guiding principle will be our long-standing commitment to delivering secure and attractive workplaces.

19.       Are you reducing employee numbers, capabilities or investment in any U.S. location?

•                  Importantly, this transaction is primarily about driving innovation, growth and investment, rather than cost-cutting considerations.

•                  It is too early to comment on any specifics, but based on our preliminary analysis, and given the complementarity of the portfolios and geographic focus of both companies, we expect to maintain major sites in the U.S., as well as in Germany.

Innovative Solutions for Farmers

20.       How does this transaction benefit farmers?

•                  The proposed combination of Bayer and Monsanto is about growth and bringing new innovative solutions to our customers.

•                  Growers will benefit from a broad set of solutions to meet their current and future needs, including enhanced solutions in seeds and traits, digital agriculture, and crop protection.

•                  Over the mid to long-term, the combined business will be able to accelerate innovation and provide customers with enhanced solutions and an optimized product suite based on analytical agronomic insight and supported by Digital Farming applications.

•                  These are expected to result in significant and lasting benefits for farmers: from improved sourcing and increased convenience to higher yield, better environmental protection and sustainability.

21.       What are your plans for digital farming?

•                  Digital Farming will create new opportunities for data-based decision support to help farmers grow crops better and manage risks more efficiently.

•                  Bayer has committed to investing at least EUR 200 million in Digital Farming between 2015 and 2020 and is currently selling and testing Digital Farming products in 10 countries.

•                  Our goal is to rapidly expand further and develop a superior crop protection digital farming system.

Integration and Sustainability

22.       When will the integration start? What is the timing and schedule of integration?

•                  Integration will commence following the close of the transaction, which we expect to occur by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

•                  Bayer has extensive experience in successfully integrating acquisitions from a business, geographic and cultural perspective, and remains committed to its strong culture of innovation, sustainability and social responsibility.

23.       How does Monsanto’s culture fit with Bayer?

•                  Both companies are driven by a strong culture of innovation and science and Bayer remains committed to its strong culture of innovation, sustainability and social responsibility.

•                  Bayer is convinced that our heritage of transparency and sustainability allows us to integrate Monsanto, which can operate highly successfully under the Bayer umbrella.

•                  We are convinced that Monsanto will flourish as part of one of the most respected and trusted companies in the world.

24.       Does Bayer plan to continue all of Monsanto’s current CSR initiatives?

•                  Both companies’ core businesses have a major impact on societal development. As a combined company, we will continue to contribute to society’s future viability and create value in diverse ways.

•                  We will continue to strategically review our CSR initiatives to ensure that we are most effectively allocating resources and making a difference.

25.       How do you engage with critical stakeholders?

•                  We are committed to an open exchange with all stakeholders on the future of sustainable agriculture, and do so through stakeholder networks, platforms and meetings.

•                  As in the past, we are committed to ongoing dialogue with stakeholders.

•                  We enter these discussions with a view to develop long term dialog and build trust.

•                  For this reason, our discussions remain between us and the parties we are engaging with; we don’t discuss the content externally.

Next Steps

26.       What are the next steps in the transaction?

•                  The acquisition is subject to customary closing conditions, including Monsanto shareholder approval of the merger agreement and receipt of required regulatory approvals. Closing is expected by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

27.       What is the timeline for integration?

•                  Integration will commence following the close of the transaction, which we expect to occur by the end of 2017. Until closing, Bayer and Monsanto will continue to operate as two independent businesses.

•                  Bayer has extensive experience in successfully integrating acquisitions from a business, geographic and cultural perspective, and remains committed to its strong culture of innovation, sustainability and social responsibility.

ADVANCING FARMING’S FUTURE

Image Text: Advancing the Next Generation of Farming

The Opportunity

Numerous fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers will have in conducting their business today, and into the future.

We know that farmers around the world are focused on smart decision making. They have to make the right choice in best-performing seed varieties, on the way they operate their farms and the economic use of key input factors such as seeds and traits, fertilizer and crop protection. Only then can they achieve optimal yields in a more sustainable manner.

We believe this presents us with a clear opportunity to provide a new set of offerings, summarized in what we call the next generation of farming:

•                  Tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories; and

•                  The glue between all product and input elements: a Digital Farming solution which leverages technology to a maximum for farmers and the environment.

Image Text: Digital Farming to Optimize and Improve Yields in a Sustainable Way

Accelerating Digital Farming

Scientific and technological advances are opening up new possibilities for farmers around the world.

The concept of Digital Farming is derived from the trend of the so-called Internet of Things and is focused on improving the decisions that farmers have to make in their daily farm operations.

Initial developments in Digital Farming have already made significant improvements to agriculture — for example:

•                  GPS has made it possible to have self-controlled farm machines rolling over the fields; and

•                  At the same time these machines generate yield maps or maps that represent the varying plant health within a plot.

However, this information must also be refined since many data sources such as satellite imagery and weather data are difficult to interpret and not very helpful in their raw form. Only the automated processing of these data and their combination and interpretation opens up their full benefits.

We believe the agriculture market is expected to see an extension in the business model and new ways to interact with farmers at farm and field level. A combined Monsanto and Bayer will be well positioned to create a leading platform in the Digital Farming industry and advance the development of new technologies in this space.

We expect that the combined business will greatly contribute to superior offerings being available to farmers in the years to come. In specific by offering:

•                  A leading digital platform with direct grower access;

•                  Best in class data analytics and reporting;

•                  Complementary agronomic knowledge and advanced modelling; and

•                  Broad scientific and commercial partnering network.

We believe that, together, we can achieve significant progress — if we align ourselves behind shared goals, discuss our options and contribute ideas that lead to tangible, sustainable solutions.

Learn More at Bayer Digital Farming

Learn More at Monsanto

Image Text:  Innovative approaches to address global challenges

Fruits & Vegetables

Vegetable farming businesses utilize innovative approaches to overcome various regional and global challenges.

In Australia’s East Coast region, in addition to expanding the business and combining locations in order to dispose of climate diversity, there is a significant shift towards modernization and automation, in particular with regard to the post-harvest side of the business. Furthermore, various farms have an Integrated Pest Management (IPM) in place, an ecosystem approach to crop production and protection that combines different management practices. This ingenuity allows the farmers along the Australian East Coast, who are remarkably famous for their high-quality produce, to perform a year-round business.

Find out more about the innovative vegetable farming approach: A Twelve-Months a Year Business:

Anthony and Diane Staatz are the owners of Koala Farm in Gatton — a vegetable region located 90 km west of Queensland’s capital Brisbane, on the Australian East Coast.

Wheat breeding

The worldwide demand for wheat is continuously rising and set to outpace production.

By 2050, it will increase by approximately 40%, according to the Food and Agriculture Organization of the United Nations (FAO). This is mostly due to the growing world population and shifting diets. Moreover, wheat is one of the crops most vulnerable to adverse weather. This situation requires significant investment in innovation to deliver progress in wheat performance and meet the food challenges of tomorrow. Integrated wheat solutions, including innovative breeding and crop protection technologies, will help meet the growing global demand. Bayer is aiming to invest EUR 1.5 billion between 2010 to 2020 in new solutions for wheat, including seeds, traits and crop protection.

Experience interactive content with THE BIGGER PICTURE ´Wheat Breeding´ to explore how Bayer´s efforts in wheat breeding contribute to ensuring global food security.

Bayer scientists are collaborating with several international institutions around the world in order to develop new wheat varieties.

Digital Farming

Digital Farming is the evolution of agriculture into a digitalized business, enabling farmers to optimize their farm management.

The core of such digital farming technologies is the collection and interpretation of agronomic data based on satellite imagery, weather forecasts or field specifications, offering farmers faster and more accurate methods of monitoring their plants and making decisions. Connected digital farms are making agriculture more efficient and sustainable, allowing precision agriculture. By means of GPS, sensors and data evaluation, farm inputs such as crop protection can be applied exactly when and where they are needed. This enables the farmer to increase yields while at the same time ensuring a more efficient and environmentally compatible deployment of resources.

If you have ever wondered how big data and tractors fit together: Story ´Bit-by-bit´

Modern farm machines have cockpits equipped with a variety of high-tech equipment. In this example, the digital displays allow the farmer to monitor the amount of fertilizer being dispensed at all times.

Sustainable Agriculture

By 2050, there will be 10 billion people inhabiting the earth, almost 30% more than today.

In order to ensure food security for everyone in the future, namely to feed these almost 10 billion people, Bayer believes sustainable agriculture will be key. Sustainable agriculture is best achieved by collaborating in the areas of research, education and training. Bayer contributes to this with integrated crop solutions and proactive stewardship and partnerships, which support farmers in managing their farm profitably, while simultaneously preserving the environment. For example, we are engaged in programs such as “Agricultural Education: Dialogue with Youth” or the “Bayer Bee Care Program.”

Find out more about Special ´Today for Tomorrow´

Ten billion people require a solution. Bayer’s answer is sustainable agriculture.

ABOUT BAYER

Image Text: Bayer: Science For A Better Life

Who is Bayer

We are an innovation company with a more than 150-year history and core competencies in the fields of health care and agriculture.

Our Life Science businesses hold leading positions in innovation-driven growth markets. Together they make up a strong, attractive and balanced portfolio that is resistant to fluctuations in demand and to potential risks.

Our core strength is turning scientific findings into innovative products and solutions to improve the health of humans, animals and plants. Our strategy is designed to help solve some of the most pressing challenges facing mankind, and by doing this exceptionally well we aim to strengthen the company’s earning power.

Learn More at Bayer Global

Crop Science

In 1924, Bayer founded its Crop Protection Research Department, and in the half century of innovation that followed, Bayer transformed the growth potential of agriculture worldwide.

Our Crop Science strategy is built on four key elements:

•                  Enhancing the Crop Protection portfolio by developing more integrated solutions for major crops

•                  Increasing customer centricity along the entire value chain

•                  Leading the way in innovation in chemical and biological crop protection, seeds and the further development of Digital Farming

•                  Expanding our seed footprint — especially for soybeans and wheat

Learn More at Crop Science

Pharmaceuticals

With our innovative products, we seek to achieve a significant therapeutic benefit for patients, while at the same time satisfying the growing requirements of physicians and health insurers.

Consumer Health

With our broad range of iconic brands, we aim to support people do more for their health and well-being. This not only increases personal quality of life but can also greatly reduce health care costs.

Animal Health

We support the health of animals, and support the farmers, veterinarians and the pet owners that care for them through our offering of innovative therapies and solutions.

Image Text: Bayer: At Home Throughout the World

Our Products & Where We Operate

With our products, we are finding solutions to some of the major challenges of our time. The growing and increasingly aging world population requires improved medical care and an adequate supply of food. We aim to improve people’s quality of life by preventing, alleviating and curing diseases. And we are helping to provide a reliable supply of high-quality food, feed and plant-based raw materials.

Image Text: Bayer: A Steward of Responsible Corporate Governance

Governance & People

The Bayer AG Board of Management is committed to serving the interests of the entire enterprise and achieving a sustained increase in corporate value. The Chairman of the Board of Management, Werner Baumann, coordinates the principles of corporate policy.

Learn More at Bayer Global

Board of Management Bios

Image Text: Bayer: Turning Scientific Findings into Innovative Solutions

Our History of Innovation

In the last century, Bayer, started on a journey which would in time significantly improve food supply and change the world of farming forever. Bayer is developing and enhancing its solutions for growers addressing the centuries-old problem of diseases and pests.

Learn More about Bayer’s History

Right from the earliest days, Bayer has been at the forefront of innovation. It all started with a friendship between two men, plenty of natural curiosity and two kitchen stoves.

Businessman Friedrich Bayer and dyer Johann Friedrich Weskott used these to conduct experiments and eventually discover how to make the dye fuchsine. On August 1, 1863, they founded the “Friedr. Bayer et. comp.” company in Wuppertal-Barmen, a 19th century startup with tremendous potential.

Over the last century, our scientists in crop science have discovered new chemical classes and new active ingredients which have provided alternate modes of action enabling control of resistant pests and diseases, increased efficacy and generally improved environmental and safety profiles.

Learn More about Bayer’s Innovation

Image Text: Our Values: Leadership, Integrity, Flexibility, Efficiency

Our Values

We are committed to operating sustainably and to addressing our social and ethical responsibilities as a corporate citizen, while at the same time respecting the interests of all our stakeholders.

In 2015, Bayer was once again included in the Dow Jones Sustainability World Index (DJSI World) and is thus one of very few companies worldwide to have qualified for the 16th time in succession for the DJSI, a quality seal for sustainable investments.

Employees with a passion for innovation will enjoy excellent development opportunities at Bayer. Our values play a central role in our daily work and are intended to guide us in fulfilling our mission. These values are represented by the word LIFE.

The word LIFE doubles as an acronym for Bayer’s key values and leadership principles. LIFE stands for Leadership, Integrity, Flexibility and Efficiency.

These values apply to everyone at Bayer and are firmly integrated into our global performance management system for managerial employees. Our value culture ensures a common identity within the enterprise across national boundaries, management hierarchies and cultural differences.

Our Commitment

Economic, social and ecological concerns are our responsibility.

We focus on:

•                  Farming sustainably

•                  Using products responsibly

•                  Innovating for a sustainable future

•                  Promoting human rights

•                  Stopping child labor

•                  Being good people to work with

•                  Preserving biodiversity

•                  Using plant biotechnology

•                  Using water efficiently

•                  Marketing and selling products in a responsible manner

Stakeholder Engagement

Bayer considers itself a part of society and of public life. Society’s acceptance and appreciation of our corporate activities are therefore essential to Bayer’s reputation and business success. Involving the different interest groups among Bayer’s stakeholders is a vital element of the company’s activities with the goal of creating better mutual understanding and trust in respect of our work and products.

The influence of stakeholders on our business activity has steadily increased in recent years. We take the wide-ranging requirements of our stakeholders seriously and consider them wherever possible in our business activities. Evaluating their expectations and requirements provides significant impetus for the continued development of our activities, our risk management and our reporting.

IR and Media

Investors

14 September 2016

Bayer and Monsanto Joint Investor Conference Call

Call will be held at 8:00 am EDT / 2:00 pm CEST

Slides for Investor Conference Call

Download

Webcast

Broadcast

Transcript and audio recording including the presentation and discussion will be made available as soon as possible

Speakers:

Headshots of Werner Baumann, Hugh Grant, Liam Condon and Johannes Dietsch

23rd May 2016

Investor Conference Calls on Bayer’s Offer to Acquire Monsanto

Slides for Investor Conference Calls

Download

1st Investor Conference Call

Webcast on demand

Transcript

2nd Investor Conference Call

Webcast on demand

Transcript

More information on Bayer Investor Relations

More information on Monsanto Investor Relations

Press

New Videos Added

View Videos

Press releases

Overview of all press releases concerning the offer

Photos

Download photos from Bayer in print-quality

14 September 2016

Bayer and Monsanto Joint Media Conference Call

Call will be held at 9:30 am EDT / 3:30 pm CEST

Slides for Media Conference Call

Download

Speaker Notes

Download

Webcast

Broadcast

Transcript and audio recording including the presentation and discussion will be made available as soon as possible

Speakers: Headshots of Werner Baumann, Hugh Grant, Liam Condon and Johannes Dietsch

23rd May 2016

Media Conference Calls on Bayer’s Offer to Acquire Monsanto

Press Release

Innovation Powerhouse to Deliver Integrated Solutions for the Next Generation of Farming:

Bayer Offers to Acquire Monsanto to Create a Global Leader in Agriculture

Slides for the Media Conference Calls

Download

Speaker notes of the Media Conference Calls

Download

1st Media Conference Call

Webcast on demand

Download audio recording (MP3, 7.2MB)

Transcript

2nd Media Conference Call

Webcast on demand

Download audio recording (MP3, 8.8MB)

Transcript

More information on Bayer Media

More information on Monsanto Media

Press Releases

Downloads

Videos

New videos will be added. Old videos will have the title updated to note date:

23rd May 2016: Bayer Chief Executive Officer, Werner Baumann, Discusses the Proposed Combination

23rd May 2016: Member of the Board of Management of Bayer AG and President Crop Science, Liam Condon

23rd May 2016: President & CEO for Crop Science and the Head of Crop Protection for the North American region, James Blome

Documents

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2015 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com.  Bayer assumes no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto and Bayer.  In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the SEC, including Monsanto’s proxy statement on Schedule 14A (the “Proxy Statement”).  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, http://www.sec.gov, and Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto.  In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction.  Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015, which was filed with the SEC on October 29, 2015.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.